                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

SAFE HARBOUR

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this press release and include statements regarding the intent, belief or current expectations with respect to our customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties that could significantly effect expected results and actual results may differ materially from those projected or implied in the forward looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this press release. Telecom Italia Media Spa undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Italia Media Spa business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

ENRICO PARAZZINI AND ANTONIO CAMPO DALL’ORTO ILLUSTRATE TELECOM ITALIA MEDIA’S STRATEGIC OBJECTIVES

FOR THE 2006-2008 PERIOD TO THE FINANCIAL COMMUNITY

TI Media: expected average annual revenue growth for the three-year period about 25%; positive EBITDA in 2008; total investment for €250 million

TI Media: new interactive content and services distributed on more innovative technological platforms to become one of the leading multimedia publishers on the Italian market.

Milan, March 8, 2006 – Enrico Parazzini, Chief Executive Officer of Telecom Italia Media, and Antonio Campo Dall’Orto, Telecom Italia Media Television General Manager, will present today the Group’s strategic objectives for the three-year period 2006–2008 to the financial community.

In 2005, Telecom Italia completed the process of focusing on the media industry, selling its Internet operations and the Buffetti Group (the latter sale was finalized in January 2006), and executing the buy-back of ordinary and savings shares and the merger by incorporation of La7 Televisioni S.p.A.

In tandem, during the year TI Media made major investments, sharply increasing the amount allocated compared to 2004, with the aim of both starting up the digital terrestrial television and strengthening the results already achieved in analog TV, becoming one of the most active companies on the Italian market.

Over the next three years, the Italian market will feature major development in new platforms (digital terrestrial, DvBH, IPTV, etc.), with average annual sales growth rates in the neighborhood of 60%-100%(*). TI Media is gearing to seize the opportunities offered by this rapid development, consolidating its position as a multimedia and multiplatform broadcaster to become a benchmark in its industry. As a result, TI Media will be able to strengthen the distinctive positions it has already achieved through further investment aimed at increasing audience share, advertising sales, and other sources of revenues, while at the same time keeping the cost/revenues ratio under control.

To this end, TI Media plans on expanding the entire television and multimedia offer at La7 and MTV with new interactive content and applications for distribution on all the most innovative technological platforms, with the help of the skills developed at other Telecom Italia Group companies.  This expansion will bring more opportunities for interaction with viewers, attracting market segments consistent with the target, while at the same time diversifying the sources of revenue both in terms of advertising sales and offers of premium contents. In detail, in the digital terrestrial sector, the Group aims at consolidating its position as the number two player in the pay-per-view segment.

Therefore, in the 2006-2008 period, the Telecom Italia Media Group projects:

•

average annual revenue growth of approximately 25%;

•

positive EBITDA in 2008 (positive in 2007 for free-to-air television);

•

investment for a total of €250 million;

•

overall corporate cost efficiencies are expected to exceed €10 million by 2008 compared to 2004.

Moreover, in view of the development of the multi-platform offer, by 2008 the percentage of consolidated revenues from new technological platforms is expected to increase to 35% of total business unit turnover (from 16% already in 2005).

Finally, revenues at APCom are expected to grow an annual average of about 30% in the 2006-2008 period, driven by constant innovation in the range of services, consolidation of the multimedia and multiplatform business model both in production and distribution, expansion of the institutional client portfolio, and the offer of new services.

(*) source: Business Review, Pricewaterhouse, Morgan Stanley, Deutsche Bank, Cheuvreux, Merrill Lynch, Bear Stearn &Co., AGCOM

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 8th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager